Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

Allen & Company LLC
711 Fifth Avenue
New York, New York 10022

January 11, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Affirm Holdings, Inc.

Registration Statement on Form S-1

Registration File No. 333- 250184

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Affirm Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Standard Time, on January 12, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that approximately 6,083 copies of the Preliminary Prospectus, dated January 5, 2021 and included in the above-referenced Registration Statement, as amended, were distributed during the period from January 5, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours,

MORGAN STANLEY & cO. LLC
Goldman Sachs & Co. LLC
ALLEN & COMPANY LLC

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

By:	ALLEN & COMPANY LLC

By:	/s/ Peter DiIorio
Name: Peter DiIorio
Title: General Counsel

[Signature Page to Underwriters’ Acceleration Request]